UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On March 13, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued an announcement entitled, “Notice of Board Meeting”. A copy of the announcement is furnished as Exhibit 99.1 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Announcement dated March 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: March 13, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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